Exhibit 99.(a)(5)(v)

IN THE CIRCUIT COURT OF THE THIRTEENTH JUDICIAL CIRCUIT OF THE STATE OF FLORIDA, IN AND FOR HILLSBOROUGH COUNTY

CIVIL DIVISION

----------------------------------------------------------------------------	X
:
BEN DOREN,	:	Case No.
:
Plaintiff,	:	CLASS REPRESENTATION
-against-	:
:
OSG AMERICA LP, OSG AMERICA LLC, .	:
OVERSEAS SHIPHOLDING GROUP, INC.,	:
OSG BULK SHIPS, INC., MORTEN ARNTZEN,	:
MYLES R. ITKIN, HENRY P. FLINTER, ROBERT	:
E. JOHNSTON, KATHLEEN C. HAINES, JAMES	:
G. DOLPHIN, AND STEVEN T. BENZ,	:
:
Defendants.	:
:
----------------------------------~----------------------------------------	X

CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, for his Class Action Complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief based, upon inter alia, the investigation of counsel which included, inter alia, a review of Securities and Exchange Commission (“SEC”) filings, analyst reports, news releases, media reports and other public information, as follows:

OVERVIEW OF THE ACTION

1.                                       This is a unitholder class action on behalf of OSG America LP., (“OSP” or the “Partnership”) public unitholders of OSP (the “Unitholders”) seeking damages and/or other appropriate relief in connection with a proposed buyout and going private transaction pursuant to which OSG America LLC (“OSG America”), Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” or “Parent”), and OSG Bulk Ships, Inc. (“OSG Bulk”), a New York corporation, (collectively “OSG” or the “General Partner”) commenced a tender offer for all of the issued and outstanding common limited partnership units (“Units”) not held by it or its affiliates for $10.25 per unit in cash (the “Buyout” or “Tender Offer”). The Buyout is being implemented via a tender offer that commenced on November 5, 2009 and is scheduled to close, unless extended, at midnight on December 4, 2009 (the “Tender Offer”).

2.                                       OSG and its affiliates currently own 53.3% of the outstanding Units, as well as 100% of the Partnership’s subordinated units and a 2% general partner interest and associated incentive distribution rights, representing an aggregate of approximately 77.1% of the economic interests of the Partnership.  The Tender Offer is conditioned on there being tendered more than 4,003,166 Units in the offer (the “Minimum Tender Condition”).  lf the Minimum Tender Condition is satisfied, the tendered Units, together with the Units already owned by OSG, would represent more than 80% of the Units outstanding upon expiration of the offer.  In addition, the Tender Offer contemplates that OSG might — but is not obligated to — exercise its right to acquire (the “Repurchase Right”) all of the remaining Units that were not tendered in the offer in accordance with the Amended and Restated Agreement of Limited Partnership of OSG America L.P. (the “Partnership Agreement”) at a price per Unit not less than the Offer Price. Following the completion of the Tender Offer and if OSG exercises its Repurchase Right, the Partnership will terminate SEC registration and would no longer be listed on the New York Stock Exchange (“NYSE”).

3.                                       Pursuant to the Buyout, OSG seeks to acquire the remaining publicly held OSP Units on unfair terms and without regard to the best interests of the Partnership’s public Unitholders or the intrinsic value of OSP’s Units, and to usurp the benefits of the Partnership’s growth and future prospects for the benefit of those defendants who control the Partnership and its general partner. Indeed, the consideration to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things, the intrinsic value of the units of OSP is materially in excess of $10.25 per unit, and the $10.25 per Unit price is not the result of arm’s length negotiations but was fixed arbitrarily by OSP to “cap” the market price of OSG units, as part of a plan for defendants to obtain complete ownership of OSP assets and business at the lowest possible price. Significantly, the Buyout is timed to take advantage of the  Partnerships current depressed stock price just two years after the Partnership went public at $19 per Unit.

4.                                       Plaintiff alleges that, in connection with the proposed transaction, the defendants have permitted if not directly participated in acts of self-dealing, unfair dealing, gross overreaching and breaches of their fiduciary duties by providing disparate and special treatment for certain members of management, who will retain their stake in the Partnership. As provided in the 14D-9 filed by OSP with the SEC on November 5, 2009 in connection with the going private transaction, a committee of purportedly independent directors of the  General Partner has “recommended” that OSP Unitholders tender their Units. However, in addition to the fact that these directors had no authority to prevent the Buyout, through its Unit ownership and substantial control of the Partnership, OSP dominates the Board of the General Partner as well any committee thereof. Under these circumstances, neither the General Partner’s Board nor any committee thereof can be expected to protect the interests of the Partnership’s public Unitholders in a transaction that benefits OSG at the expense of OSP public Unitholders.

5.                                       Plaintiff alleges that the Tender Offer and transactions approved and contemplated thereby, are unfairly and inequitably coercive to the public Unitholders in a sale of the  Partnership and that the Unitholders are not being provided with a fully informed voluntary choice whether to tender their Units and approve the proposed deal. In addition to failing to provide the Unitholders with all material information necessary to make an informed decision with respect to the offer (as detailed herein), the optional nature of OSG’s exercise of the Repurchase Right is coercive to Unitholders because it leaves Unitholders with the Hobbesian choice of tendering or running the risk of being left with illiquid yet still publicly listed and traded Partnership Units worth substantially less than either Tender Offer price or current market price.

6.                                       Accordingly, plaintiff alleges that they and other public Unitholders of OSP are entitled to injunctive relief, inter alia, enjoining the Tender Offer and, alternatively, to recover damages in the event the OSG Buyout is consummated.

THE PARTIES

7.                                       Plaintiff is and has been at all relevant times a holder of OSP units.

8.                                       Defendant OSP is a Delaware limited partnership which maintains its principal executive offices at Two Harbour Place on 302 Knights Run Avenue, Suite 1200 Tampa, FL 33602. Defendant OSP is an operator of United States flag product carriers and barges transporting refined petroleum products. The Partnership’s fleet of product carriers and barges consists of 12 product carriers, eight articulated tug barges (“ATBs”) and one conventional tug-barge unit (“CTB”), with an aggregate carrying capacity of approximately six million barrels. Alaska Tanker Company, LLC (“ATC”), a joint venture in which it has a 37.5% ownership interest, transports crude oil from Alaska to the continental United States using a fleet of four crude-oil tankers with an aggregate carrying capacity of 5.5 million barrels.  OSG owns a 77.1% interest in OSP, including a 2% interest through its general partner, which OSG owns and controls. As of November 6, 2009, OSP had approximately 15 million common Units and held by hundreds if not thousands of Unitholders of record. OSP Units are listed and traded on the

New York Stock Exchange. At all relevant times, defendant OSP is and was a Delaware limited liability company.

9.                                       Defendant OSG America a wholly owned subsidiary of OSG, is OSP’s sole general partner and has a 2% general partner interest. Its principal offices are located at 666 Third Avenue, 5th Floor, New York, New York 10017.

10.                                 Defendant OSG, a Delaware corporation with principal offices are located at 666 Third Avenue, 5th Floor, New York, New York 10017, is one of the largest publicly traded tanker companies in the world. It represents itself as a market leader in global energy transportation services for crude oil, petroleum and gas products in the U.S. and International Flag markets. OSG represents that it is committed to setting high standards of excellence for its quality, safety and environmental programs. OSG is recognized as one of the  world’s most customer-focused marine transportation companies. OSG owns common units representing a 26.1% limited partner interest in OSP, together with 15,000,000 subordinated units representing an additional 49% limited partnership interest in OSP. OSG owns common units representing a 75.1% limited partner interest in OSP. OSG and its affiliates may own enough of OSP common units to enable OSG to exercise its call right.

11.                                 Defendant OSG Bulk is a New York corporation. Its principal offices are located at 666 Third Avenue, 5th Floor, New York, New York 10017.

12.                                 At all relevant times, defendant Morten Arntzen (“Arntzen”) is and was the Chairman, Chief Executive Officer, President and Director of General Partner.

13.                                 At all relevant times, defendant Myles R. Itkin (“Itkin”) is and was a director and Chief Financial Officer of General Partner since the inception.  Itkin has served as Executive

Vice President, Chief Financial Officer and Treasurer of OSG, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995.

14.                                 At all relevant times, defendant Henry P. Flinter (“Flinter”) is and was a director and Chief Financial Officer of General Partner. He was Vice President Corporate Finance, responsible for treasury, corporate Finance and capital market transactions at OSG. Prior to joining OSP, Flinter served since 2005 as Vice President Corporate Finance of OSG Ship Management and from 2002 to 2005 served as Vice President, Accounting of OSG Ship Management.

15.                                 At all relevant times, defendant Robert E. Johnston (“Johnston”) is and was a director of General Partner. Since October 1998, Johnston and has served since September 2005 as Head of Shipping Operations of OSG, with responsibility for all technical management of OSG’s international flag and U.S. flag fleets. Prior to that, Johnston served as Senior Vice President and Chief Commercial Officer of OSG.

16.                                 At all relevant times, defendant Kathleen C. Haines (“Haines”) is and was a director of General Partner. Haines chairs the audit committee and serves on the conflicts committee and the corporate governance committees. Haines currently serves as Chief Executive Officer of the transition company created following the sale of OMI Corporation (“OMI”), a $2.2 billion (assets) U.S.-based international shipping company.

17.                                 At all relevant times, defendant James G. Dolphin (“Dolphin”) served as a Director of the General Partner and chairs the conflicts committee and serves on the corporate governance committee and audit committee.

18.                                 At all relevant times, defendant Steven T. Benz (“Benz”) served as a Director of the  General Partner and chairs the corporate governance committee and serves on the conflicts committee and audit committee. Benz is Chief Executive Officer and President of Marine Spill Response Corporation (MSRC) a $450 million (assets) not-for-profit environmental company dedicated to the cleanup of petroleum and chemical spills by marine transportation companies and has served in that capacity for more than five years.

19.                                 At all relevant times, defendants Arntzen, Itkin, Flinter, Johnston, Haines, Dolphin and Benz (collectively, the “Individual Defendants”) constituted the General Partner’s Board of Directors.

20.                                 OSG America, by virtue of its position as a general partner, and the Individual Defendants, by virtue of their positions as officers and/or directors of OSP and/or their exercise of control and dominant ownership over the business and corporate affairs of OSP, owed and owes OSP and its Unitholders fiduciary obligations and were are required to: use their ability to control and manage OSP in a fair, just and equitable manner; act in furtherance of the best interests of OSP and its Unitholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of OSP and its Unitholders.

21.                                 As discussed in detail below, the General Partner and the Individual Defendants, who collectively control the actions of OSG, have breached their fiduciary duties to OSP’s public Unitholders by acting to cause or facilitate certain members of managements’ acquisition of the publicly-held Units of OSP, to the exclusion of all other bidders and for unfair and inadequate consideration, and colluding with management in coercive tactics in accompanying such buy-out.

22.                                 Each defendant herein is sued individually as a conspirator and aider and abettor, and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

BACKGROUND

23.                                 OSP was formed on May 14, 2007. On November 15, 2007, OSP completed an initial public offering of7,500,000 common units at $19.00 per Unit representing a 24.5% limited partner interest.

24.                                 During 2008, subsidiaries of OSG acquired a 1.6% limited partnership interest from Unitholders, increasing the limited partnership interest held by subsidiaries of OSG to 75.1%.

25.                                 On November 5, 2009, OSG issued a press release over Business Wire that announced the commencement of the Tender Offer for the common Units of OSP at $10.25 in cash per Unit. Specifically, the release stated the following:

OVERSEAS SHIPHOLDING GROUP COMMENCES TENDER OFFER FOR COMMON UNITS OF OSG AMERICA L.P. AT $10.25 IN CASH PER UNIT

Overseas Shipholding Group, Inc. (NYSE: OSG - News), a market leader in providing energy transportation services, today announced that it has commenced, through its wholly owned subsidiary OSG Bulk Ships, Inc., a New York corporation, the previously announced tender offer for all of the outstanding publicly-held common units (the “Units”) of OSG America L.P. (“OSG America” or the “Partnership”; NYSE: OSP) that OSG and its subsidiaries do not currently own at $10.25 per unit in cash, representing total cash consideration of approximately $72 million exclusive of fees and expenses. OSG and its affiliates currently own approximately 53.3% of the outstanding Units, 100% of the outstanding subordinated units and a 2% general partner interest, representing in the aggregate approximately 77.1% of the outstanding equity of OSG America.

The price of $10.25 per Unit in cash represents a premium of approximately 44% over the closing price of the Units on July 29, 2009, the last full trading day prior to the first public announcement of OSG’s proposed offer, and a premium of approximately 40% above the average closing price of the Units for the 90 trading days immediately preceding July 29.

A special committee of independent members of the Board of Directors of OSG America LLC, the general partner of the  Partnership, has determined, on behalf of the general partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to OSG pursuant to the offer. Although OSG makes no recommendation as to whether or not the Unitholders should tender their Units, OSG believes that the offer price is fair from a financial point of view.

The offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time, on December 4, 2009, unless the deadline is extended. In addition to customary conditions, the offer contains a non-waivable condition that more than 4,003,166 Units be tendered, such that the tendered Units, together with the Units already owned by OSG and its affiliates, would represent more than 12,003,600 Units, which is more than 80% of the Units outstanding. If the Offer successfully consummated, OSG plans to thereafter exercise its right to purchase all of the Units that continue to remain outstanding. Thus, successful consummation of the Offer will result in the Partnership “going private” and the Partnership will cease filing periodic reports with the SEC and the Units will no longer be listed on the NYSE or otherwise publicly traded.

Innisfree M&A Incorporated is the Information Agent for the offer. BofA Merrill Lynch and Evercore Partners are acting as financial advisers to OSG in connection with the offer. Simpson Thacher & Bartlett is acting as legal counsel to OSG. Lazard Freres & Co. LLC is acting as financial adviser to the special committee. Jones Day is acting as legal counsel to the special committee.

26.                                 The Buyout is structured to strip the public Unitholders of the protections afforded them by law so that defendants can secure for themselves extraordinary benefits not available to the public Unitholders.

27.                                 The consideration to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things, the intrinsic value of the OSP Units is materially in excess of $10.25 per Unit, and the $10.25 per Unit price is not the result of arm’s length negotiations but was fixed arbitrarily by OSG to “cap” the market price of OSP Units, as part of a plan for defendants to obtain complete ownership of OSP assets and business at the lowest possible price. Significantly, the Buyout is timed to take advantage of the Partnerships current depressed Unit price just two years after the Partnership went public at $19 per Unit.

28.                                 As stated by OSG in a Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement, along with exhibits thereto filed by OSG with the SEC on November 5, 2009:

OSG is offering to buy all of the outstanding Units of the Partnership at $10.25 per Unit in cash. In the Partnership’s IPO, Units were offered and sold at a price of $19.00 each. At July 29, 2009, the Units closed at $7.10 each on the NYSE. The Units have declined substantially in value since the IPO, similar to the U.S. “coastwise” trade in general.  The Offer price does not necessarily fully ascribe value to potential future improvements in shipping revenues and income, including those due to the cyclical nature of the currently depressed shipping industry as a whole.  If the operating performance of the fleet improves, when macroeconomic conditions improve, and the shipping industry strengthens, the Units may realize substantial gains from the recent depressed trading prices. The Offer price might have been higher if it took into account a more robust improvement of the industry or we undertook the Offer at a later date. [Emphasis added.]

29.                                 Pursuant to the Minimum Tender Condition, the Tender Offer is conditioned on there being validly tendered and not withdrawn more than 4,003,166 Units in the Offer. If the Minimum Tender Condition is satisfied, the tendered Units, together with the Units already owned by OSG, would represent at least 12,003,600 Units, which is more than 80% of the  Units outstanding upon expiration of the  Offer. The Minimum Tender Condition may not be waived by OSG.

30.                                 OSG “plans” to exercise the Repurchase Right entitling it to purchase all of the remaining Units that were not tendered in the offer pursuant to Section 15.01 of the Amended and Restated Agreement of Limited Partnership of OSG America L.P. at a price per Unit not less than the Offer Price.

31.                                 If the Repurchase Right is exercised, OSG will mail to each holder of Units who did not tender its Units in the Offer a notice of OSG’s election to exercise the Repurchase Right. In such event, each holder will receive, for each Unit, the greater of (1) the current per Unit market price (based on the average daily closing prices of the Units for the 20 consecutive trading days immediately prior to such date) as of the  date three days prior to the date that the notice is mailed and (2) the price paid in the Offer.

32.                                 According to the Schedule TO, OSG plans to exercise the Repurchase Right at such time as the price per Unit it is required to pay under the Partnership Agreement equals the Offer Price. OSG has also stated that, if the offer is completed and the Repurchase Right is exercised, the Partnership will terminate registration under the Securities Exchange Act of 1934 and will cease filing periodic reports with the SEC. As a result, the Units would no longer be listed on the New York Stock Exchange or authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

33.                                 The Repurchase Right is coercive in that holders of publicly held Units will of necessity tender to avoid being left in an illiquid investment.

34.                                 The special committee of the  Board of the  General Partner (or any committee thereof) is a sham because it is simply incapable of protecting the Partnership’s public Unitholders. The Board of the General Partner is so conflicted and beholden to OSG that no combination of the Individual Defendants can be considered “independent.” It was a foregone conclusion that the Board of the General Partner, or any committee thereof, would determine the consideration being offered in the Tender Offer was fair to the Partnerships public Unitholders.

Indeed, defendant OSG controls the General Partner’s Board. Through OSG’s Unit ownership and substantial control of the Company, it is able to dominate the General Partner’s Board of Directors as well any committee thereof. Under these circumstances, neither the Partnership’s Board nor any committee thereof can be expected to protect the interests of the Partnership’s public Unitho1ders in a transaction that benefits OSG at the expense of the OSP Unitho1ders.

35.                                 The special committee’s impotence is demonstrated by OSG’s decision to suspend  regular quarterly distributions to Unitholders in the amount of $0.375 despite all three members of  the special committee opposing suspension. As explained in OSP’s 14D-9:

The Conflicts Committee has informed the other members of the GP Board that it believes that distributions on Units should continue at or near historical rates. However, the members of the Committee are a minority of the members of the GP Board and, in light of management’s view as to the Partnership’s future prospects, public guidance as to future distributions and the fact that the Partnership did in fact suspend the third quarter distribution on October 29, 2009, the Committee concluded that distributions on the Units would likely be reduced or eliminated, possibly for a substantial period of time, and that a reduction or elimination of distributions would likely have a substantial adverse effect on trading prices for Units.

Notably, the decision to suspend came on October 29, 2009, just 5 days before the special committee concluded to recommend that the Partnership’s Unitho1ders tender their Units.

36.                                 The terms of the Tender Offer as now proposed are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the General Partner and the Individual Defendants by virtue of their positions of control of OSP and that possessed by OSP’s public Unitholders.

37.                                 The General Partner’s and the Individual Defendants’ failure to reject immediately the facially inadequate Tender Offer evinces their disregard for ensuring that Unitholders receive adequate value for their Partnership interest. By failing to reject the Tender

Offer outright defendants are artificially depressing the value of OSP Units, thereby depriving Plaintiff and the Class of the right to receive the maximum value for their Units. In this regard, defendants have also breached their duty of candor by portraying the Tender Offer consideration as not only adequate but as providing a premium without reference to current economic or market conditions or the historical market price of OPS Units.

38.                                 Defendants owe fundamental fiduciary obligations to a OSP’s Unitholders to take all necessary and appropriate steps to achieve the best value for their Units. Defendants have the responsibility to act independently so that the interests of the Partnership’s public Unitholders will be protected and to immediately reject offers that are clearly not in the interest of the public Unitholders, but instead, have been designed to benefit the Partnership’s majority Unitholder. Further, the directors of the General Partner must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations of good faith and loyalty.

39.                                 Because the General Partner and the Individual Defendants dominate and control the business and corporate affairs of OSP and because they are in possession of private partnership information concerning OSP’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public Unitholders of OSP. This discrepancy makes it grossly and inherently unfair for the special committee to continue to consider the Tender Offer.

40.                                 As the controlling, majority Unitholder in OSP, OSP owes the duty of entire fairness to OSP’s public Unitholders in conjunction with every transaction which would disproportionately impact OSP’s public Unitholders. In addition, because OSP stands on both sides of the transaction, OSP bears the burden of proving to OSP’s public Unitholders and an appropriate court of law that its actions are entirely fair to minority Unitholders.

41.                                 Defendants have the power and are exercising their power to acquire OSP’s units and dictate terms which are in defendants’ best interest, without seriously exploring any competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of OSP’s units.

42.                                 Because defendants are in possession of proprietary corporate information concerning OSP’s future financial prospects, the degree of knowledge and economic power between defendants and the class members is unequal, making it grossly and inherently unfair for defendants to obtain the remaining OSP’s units without an adequate process.

43.                                 By using their domination and control as a means to force the consummation of the leveraged buy-out transaction, defendants are violating their duties as the Partnership’s general partner and fiduciary.

44.                                 Defendants, acting in concert, are violating their fiduciary duties owed to the public unitholders of OSP and are putting their own personal interests ahead of the interests of OSP’s public unitholders. To act consistent with their fiduciary duties, defendants should evaluate all available alternatives, including negotiating with any third-party bidders that have emerged and any other potential suitors, which they have failed to do.

45.                                 Defendants’ fiduciary obligations require them to: (a) act independently so that the interests of OSP’s public Unitholders will be protected; (b) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of OSP’s public Unitholders; (c) provide OSP’s unitholders with truly independent representation in the negotiations with management and the other bidders for the Partnership; and (d) disclose fully and completely all material information during consideration of the Tender Offer.

46.                                 By reason of the foregoing, defendants have breached and will continue to breach their duties to the public unitholders of OSP and are engaging in improper, unfair dealing and wrongful and coercive conduct.

47.                                 Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein.  In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

48.                                 Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their units at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize unitholder value in selling OSP.

49.                                 Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and are prepared to consummate a buy-out on unfair and inadequate terms which will exclude the Class from its fair proportionate share of OSP’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

50.                                 Plaintiff and the. other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

The Proxy Is Filed

51.                                 On November 5, 2009, OSG and OSP filed their SC TO-T an Schedule 14d-9, respectively (the “Tender Offer Materials”) with the SEC providing that the Tender Offer will remain open until December 4, 2009.

52.                                 The Tender Offer describes an inadequate sale process and further, fails to disclose material information to OSP Unitholders necessary for them to determine whether to tender their Units.

53.                                 According to the Tender Offer Materials, the committee retained Lazard Freres & Co. LLC (“Lazard”) to assist it in the event of an offer by OSG.

54.                                 The Proxy fails to disclose material information to OSP Unitholders sufficient for them to determine whether to tender their Units, including the following:

a.               in full form, any management or Lazard projections (including any variances thereto) relied upon by Lazard in performing its financial analyses, in particular, the Discounted Distribution Analysis, the most critical valuation for an established, revenue-generating entity such as OSP;

b.              in full form, any management or Lazard projections (including any variances thereto) relating to the two new-build ATBs purchased from OSG, and two shuttle tankers to be purchased from AMSC relied upon by Lazard in performing its financial analyses, in particular, the Discounted Distribution Analysis, the most critical valuation for an established, revenue-generating entity such as OSP;

c.               how Lazard arrived at its respective range of discount rates of 12.0% to 16.0%; range of distributable cash yields (11.0% to 15.0%); range of equity discount rates used in the discounted distributions analysis (12.0% to 16.0%); and representative range of value percentages (27 to 50%) for the subordinated units and general partner interests; the methodology used to determine the 15% to 25% discount rates for the Net Asset Value Analysis;

d.              the past relationships, if any, Lazard has had with the OSP, OSG and or its directors; and

e.               whether Lazard has a specific financial interest in or business relationship with OSG, OSP and/or any of the Individual Defendants.

CLASS CLAIM AGAINST ALL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

55.                                 Plaintiff repeats and realleges each of the above allegations.

56.                                 Plaintiff brings this action pursuant Rule 1.220 of the Florida Rules of Civil Procedure, on behalf of themselves and all other Unitholders of the Partnership, except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

57.                                 This action is properly maintainable as a class action for the following reasons:

(a)                                  The Class is so numerous that joinder of all members is impracticable.  There are in excess of 15 million common units of OSP outstanding, held by hundreds if not thousands of Unitholders of OSP units who are members of the Class.

(b)                                 Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

(c)                                  There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(i)                                     Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits defendants at the expense of the  members of the Class;

(ii)                                  Whether the defendants, as controllers of the Partnership, and principal Unitholders of OSP, are violating their fiduciary duties to plaintiffs and the other members of the  Class;

(iii)                               Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv)                              Whether defendants have initiated and timed their buy-out of OSP units to unfairly benefit defendants at the expense of OSP’s public Unitholders.

(d)                                 The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the  Class will be damaged by defendants’ actions.

(e)                                  Plaintiff is committed to prosecuting this action and has retained competent counsel experience in litigation of this nature. Plaintiff is an adequate representative of the Class.

(f)                                    Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

58.                                 For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because of the size of the individual Class members’ claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and OSP’s violations of law will proceed without remedy.

59.                                 Because of its intrinsic value and prospects for growth, OSP represents a highly attractive acquisition candidate. Defendants’ conduct has deprived and will continue to deprive the Partnership’s public Unitholders of the potentially substantial control premium which responsible bona fide bidders may be prepared to pay and of the enhanced premium which exposure of the Partnership to the market could provide. Defendants are precluding the Unitholders’ enjoyment of the  full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue opportunities which would provide for an acquisition of the  Partnership’s Units at a premium price.

60.                                 In breach of their fiduciary duties in the context of a sale of control of the  Partnership, defendants have failed to: (a) seriously evaluate the benefits of the Partnership’s Unitholders of available value-maximizing strategies; (b) undertake an adequate evaluation of Partnership’s worth as a potential acquisition candidate; (c) seriously explore all of Partnership’s strategic alternatives; (d) expose Partnership to the marketplace; (e) continue shopping the Partnership; and (f) act diligently and aggressively so that the interests of Partnership’s public Unitholders would be promoted. Instead, defendants have sought to chill or block any potential offers for OSP other than the OSG  Buyout and have allowed their own personal interests to interfere with the goal of maximizing unitholder value.

61.                                 By virtue of the acts and conduct alleged herein, defendants, who control the actions of the Partnership have carried out a preconceived plan and scheme to place their own personal interests ahead of the  interests of the Unitholders of the Partnership. Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the  Partnership’s public Unitholders for their own personal benefit. Defendants have failed to pursue an adequate investigatory and analytical process to assure that the best possible transaction is arranged and to properly explore and pursue the Partnership’s strategic alternatives under the circumstances.

62.                                 By reason of the foregoing, defendants have violated their fiduciary duties to plaintiff and other members of the Class by failing to take informed and deliberate steps to assure the maximization of Unitholder value in the sale of control of Partnership, including the failure to authorize and direct that a process designed to obtain the highest value available for Partnership’s Unitholders be undertaken and pursued.

COUNT I

CLAIM FOR BREACH OF FIDUCIARY DUTIES INCLUDING GOOD FAITH,
LOYALTY, FAIR DEALING, AND DUE CARE
(Against All Defendants Except OSG)

63.                                 Plaintiff repeats and realigns all previous allegations as if set forth in full herein. Defendants have violated the fiduciary duties they owe to the Unitholders of OSP by coercing the special committee into recommending, and by recommending, the sale of OSP to OSG.

64.                                 The consideration of $10.25 per unit to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the  Partnership’s stock is materially in excess of the $10.25 per unit that OSG is paying pursuant to the Tender Offer, giving due consideration to the Partnership’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) the $10.25 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by OSG to obtain the Partnership’s assets and businesses at the lowest possible price. In fact, the $10.25 per share price is a significant discount to the $19.00 per unit price of the Partnership’s IPO

65.                                 By reason of the foregoing, plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

COUNT II

CLAIM FOR BREACH OF FIDUCIARY DUTY OF DISCLOSURE
(Against The Individual Defendants)

66.                                 Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

67.                                 Under applicable law, the Individual Defendants have a fiduciary obligation to disclose all material facts in the 14D-9 in order that OSP’s Unitholders may make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, Individual Defendants have breached their fiduciary duty by making materially inadequate disclosures and material omissions in the 14D-9.

68.                                 By reason of the foregoing, plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

COUNT III

ON BEHALF OF THE PLAINTIFF AND CLASS AND AGAINST
OSG AND OSG BULK FOR AIDING AND ABETTING
BREACHES OF FIDUCIARY DUTY

69.                                 Plaintiff repeats all previous allegations as if set forth in full herein.

70.                                 Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

71.                                 OSG has knowingly aided and abetted the General Partner’s and the Individual Defendants’ wrongdoing alleged herein. OSG is also an active and necessary participant in the plan to complete the Tender Offer on terms that are unfair to OSP’s public Unitholders, as OSG seeks to pay as little as possible to OSP’s shareholders.

72.                                 By reason of the foregoing, plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including preliminary and permanent injunctive relief, in plaintiff’s favor and in favor of the Partnership, as appropriate, against all defendants as follows:

A.                                   Authorizing the maintenance of this action as a class action, with plaintiff as a representative plaintiff;

B.                                     Declaring that defendants have violated their fiduciary duties to the Partnership and its Unitholders and/or aided and abetted such violations;

C.                                     Directing defendants to carry out their fiduciary duties to plaintiff and the Partnership by actively asserting any and all legal or other remedies and by adequately ensuring that no conflicts of interest exist between the interests of defendants, on the one hand, and the interests of OSP’s public Unitholders, on the other hand;

D.                                    Alternatively, awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with pre-judgment interest at the maximum rate allowable by law;

E.                                      Awarding plaintiff the costs and disbursements of the action including allowances for plaintiffs’ reasonable attorneys and experts fees; and

F.                                      Granting such other and further relief as maybe just and proper.

Dated: November 20th, 2009

BARKER RODEMS & COOK, P.A.

By:	/s/ Chris A. Barker, Esquire
Chris A. Barker, Esquire
Florida Bar No. 885568
William J. Cook, Esquire
Florida Bar No. 986194
400 North Ashley Drive, Suite 2100
Tampa, Florida 33602

Telephone: (813) 489-1001
Telecopier: (813) 489-1008
Email: cbarker@barkerrodemsandcook.com
Attorneys for Plaintiff

OF COUNSEL:

BULL LIFSHITZ, LLP

18 East 41 ST Street

New York, New York 10017

Telephone: (212) 213-6222